Exhibit (d)(11)(i)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

SYSTEMATIC FINANCIAL MANAGEMENT L.P.

THIS AMENDMENT is made as of October 31, 2013 to the Investment Sub-Advisory Agreement dated March 22, 2011, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Systematic Financial Management L.P. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.

Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of October 31, 2013.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer,
Investment Advisory

SYSTEMATIC FINANCIAL MANAGEMENT L.P.

By:	/s/Karen E. Kohler
Name:	Karen E. Kohler
Title:	Chief Operating Officer

Exhibit (d)(11)(i)

Schedule A

Fund	Investment Sub-advisory Fee*

Transamerica Small/Mid Cap Value**	0.45% of the first $100 million 0.40% over $100 million up to $350 million 0.35% over $350 million up to $1 billion 0.30% in excess of $1 billion

Transamerica Small Cap Core***	0.425% of the first $50 million 0.375% over $50 million up to $200 million 0.35% in excess of $200 million

*	As a percentage of net assets on an annual basis.
**

The average daily net assets for the purposes of calculating sub-advisory fees will be determined on a combined basis with Transamerica Systematic Small/Mid Cap Value VP, a series of Transamerica Series Trust.

***

The average daily net assets for the purposes of calculating sub-advisory fees will be determined on a combined basis with Transamerica Partners Small Core Portfolio, a series of Transamerica Partners Portfolios.